SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549



                                  SCHEDULE 13G
                                (Amendment No. 1)


                    Under the Securities Exchange Act of 1934


                                 ASTRO-MED, INC.
                                (Name of Issuer)



                          Common Stock, $.05 par value
                         (Title of class of securities)



                                    04638F10
                                 (CUSIP number)








                 (A fee is not being paid with this statement.)







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     1) Name of Reporting Person. Albert W. Ondis
                                  -----------------------


     2) Check the Appropriate box if a Member of a Group (See Instructions)

         (a) [ ]

         (b) [ ]


     3) SEC Use Only......................................



     4) Citizenship or Place of Organization. United States

Number of         (5) Sole Voting Power:  1,099,885
Shares Bene-                              _________
ficially          (6) Shared Voting Power:  114,669
Owned By                                    _______
Each Report-      (7) Sole Dispositive Power:  1,099,885
ing Person                                     _________
With              (8) Shared Dispositive Power:  114,669
                                                 _______

     9) Aggregate Amount Beneficially Owned by Each Reporting Person.  1,214,554

     10) Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions). N/A

     11) Percent of Class Represented by Amount in Row 9. 26.7%

     12) Type of Reporting Person (See Instructions). IN

Item 1(a).  Name of Issuer.

         Astro-Med, Inc. (ALOT)

Item 1(b).  Address of Issuer's Principal Executive Offices.

         600 East Greenwich Avenue, West Warwick, RI 02893

Item 2(a).  Name of Person Filing.

         Albert W. Ondis

Item 2(b).  Address of Principal Business Office.

         Astro-Med Industrial Park, 800 East Greenwich Avenue, West Warwick, RI 02893

Item 2(c).  Citizenship.

         United States.

Item 2(d).  Title of Class of Securities.

         Common Stock, $.05 par Value.

Item 2(e).  CUSIP Number.

         04638F10

Item 3.

         Not applicable.



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Item 4.  Ownership.

         (a) Amount Beneficially Owned.
             1,034,885 shares are held directly
             65,000 shares held subject to exercisable options
             2,166 shares held indirectly under employee stock ownership plan 112,503 held by children

         (b) Percent of Class. The shares of Common Stock beneficially owned by Mr. Ondis represent 26.7% of the issued and outstanding common stock.

         (c) Number of shares of Common Stock as to which Mr. Ondis has:

               (i) sole power to vote or to direct the vote: 1,099,885

               (ii) shared power to vote or to direct the vote: 114,669

               (iii)sole  power to  dispose  or to direct  the  disposition  of:
                    1,099,885

               (iv) shared  power to dispose or to direct  the  disposition  of:
                    114,669

Item 5.  Ownership of Five Percent or Less of a Class.

         Not applicable.

Item 6.  Ownership of More than Five Percent on Behalf of Another Person.

         Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

         Not applicable.

Item 8.  Identification and Classification of Members of the Group.

         Not applicable.

Item 9.  Notice of Dissolution of Group.

         Not applicable.

Item 10. Certification.

         Not applicable.

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date:    February 10, 1999              /s/Albert W. Ondis
                                        Albert W. Ondis